

December 15, 2020

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 Building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

> **Re: Global Internet of People, Inc.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed December 7, 2020**
> **File No. 333-233745**

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

Amendment No. 6 to Registration Statement on Form F-1, filed December 7, 2020

Exhibit Index
Exhibit 8.1
Exhibit 8.2, page II-6

1. It appears that you have filed "short-form" tax opinions provided by both GFE Law Office and Hunter Taubman Fischer & Li LLC, related to Taxation in the People's Republic of China and Taxation in the United States, respectively. Please amend the disclosure in the "People's Republic of China Taxation" and the "United States Federal Income Taxation" sections of your filing to clearly identify and articulate the opinion being rendered, and to clearly state that the disclosure is the opinion of the relevant named counsel. For

guidance, see Section III.B.2. of Staff Legal Bulletin No. 19, available on our public website.

 Please contact Katherine Bagley at (202) 551-2545 or Jacqueline Kaufman at (202) 551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li